Exhibit 3.92

State of Delaware Secretary of State Division of Corporations Delivered 10:43 PM 11/03/2004 FILED 10:29 PM 11/03/2004 SRV 040794928 — 3876767 FILE
CERTIFICATE OF FORMATION
OF
ALLIED WASTE SERVICES OF NORTH AMERICA, LLC
     1. The name of the limited liability company is:
           Allied Waste Services of North America, LLC
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Waste Services of North America, Inc. this 2nd day of November, 2004.

BFI WASTE SYSTEMS OF NORTH AMERICA, INC. a Delaware corporation, Sole Member
By:	/s/ Steven M. Helm
Steven M. Helm
Vice President